April 25, 2018

Via Email and EDGAR

Jeffrey Gabor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-3

Filed on August 4, 2017 and amended on April 12, 2018
File No. 333-219736

Ladies and Gentlemen:

Jaguar Health, Inc., a Delaware corporation (the “Registrant”), hereby requests the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective by the Securities and Exchange Commission on April 27, 2018, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Please confirm effectiveness by advising our counsel, Michael S. Lee of Reed Smith LLP, at (212) 549-0358.

Very truly yours,

Jaguar Health, Inc.

/s/ Lisa A. Conte

Lisa A. Conte
Chief Executive Officer and President

Jaguar Health, Inc. • 201 Mission Street, Suite 2375 • San Francisco, CA 94105

Tel: +1 (415) 371-8300 • Fax: +1 (415) 371-8311 • https://jaguar.health